UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Blue Ridge Bankshares, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

095825105
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095825105

1.	Names of Reporting Persons

Richard T. Spurzem

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power 931,040

Number of
Shares	6.	Shared Voting Power 0
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power 931,040
With:

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 931,040

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.54%(1)

12.	Type of Reporting Person (See Instructions)
IN

(1) Calculation based on 12,353,116 shares of common stock of the issuer outstanding as of February 5, 2021, based on information provided by the issuer.

CUSIP No. 095825105

1.	Names of Reporting Persons

Sandbox, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

	5.	Sole Voting Power 5,892

Number of
Shares	6.	Shared Voting Power 0
Beneficially
Owned by Each
Reporting Person	7.	Sole Dispositive Power 5,892
With:

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,892

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.05%(1)

12.	Type of Reporting Person (See Instructions)
OO

(1) Calculation based on 12,353,116 shares of common stock of the issuer outstanding as of February 5, 2021, based on information provided by the issuer.

CUSIP No. 095825105

Item 1.

	(a)	Name of Issuer

Blue Ridge Bankshares, Inc.

	(b)	Address of Issuer's Principal Executive Offices

1807 Seminole Trail Charlottesville, Virginia 22901

Item 2.

	(a)	Name of Person Filing

Richard T. Spurzem
Sandbox, LLC

	(b)	Address of Principal Business Office or, if none, Residence

810 Catalpa Court
Charlottesville, Virginia 22903

	(c)	Citizenship

Richard T. Spurzem is a citizen of the United States of America. Sandbox, LLC is organized under the laws of the Commonwealth of Virginia.

	(d)	Title of Class of Securities

Common Stock, no par value

	(e)	CUSIP Number

095825105

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of the filing date of this Amendment No. 1 to Schedule 13G (the “Filing Date”), Richard T. Spurzem directly owns 931,040 shares of the issuer’s common stock, representing 7.54% of the total number of shares of the issuer’s common stock outstanding.  As of the Filing Date, as the sole manager of Sandbox, LLC, Richard T. Spurzem is deemed to beneficially own 5,892 shares of the issuer’s common stock, representing 0.05% of the total number of shares of the issuer’s common stock outstanding.

CUSIP No. 095825105

The ownership percentages set forth above are based on 12,353,116 shares of common stock of the issuer outstanding as of February 5, 2021, based on information provided by the issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 12, 2021.

RICHARD T. SPURZEM

/s/ Richard T. Spurzem
Richard T. Spurzem

SANDBOX, LLC

/s/ Richard T. Spurzem

Name:	Richard T. Spurzem
Title:	Manager

 CUSIP No. 095825105

Exhibit
Number	Title

1	Joint Filing Agreement dated February 12, 2021 among the Reporting Persons (filed herewith).

CUSIP No. 095825105
Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the stock of the issuer, and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 12, 2021.

RICHARD T. SPURZEM

/s/ Richard T. Spurzem
Richard T. Spurzem

SANDBOX, LLC

/s/ Richard T. Spurzem

Name:	Richard T. Spurzem
Title:	Manager